STEWART CAPITAL MUTUAL FUNDS
RESOLUTIONS

Authorization of the Renewal of Fidelity Bond Coverage

RESOLVED, that the Boards of Trustees hereby find that continuing the participation of the Fund in a Fidelity Bond Policy (the “Bond”) is in the best interests of the Fund; and further

RESOLVED, that the appropriate officers of the Fund be, and each hereby are, authorized and empowered to, with the appropriate guidance of counsel, obtain from the Fund’s insurance broker a Bond that provides coverage in the amount of $250,000 for a term commencing upon the expiration on January 1, 2010 of the current Bond of the Fund; and further

RESOLVED, that the appropriate officers of the Fund are hereby authorized to do any and all other acts, in the name of the Fund and on its behalf, as the appropriate officers may determine to be necessary or desirable and proper in furtherance of the foregoing resolutions.

A premium of $810 has been paid for the period of January 1, 2010 through January 1, 2011.